July 11, 2022

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE: Graphex Group Limited

Registration Statement on Form F-1/A

Amendment No. 4 filed June 8, 2022

Registration No. 333-263330

Ladies and Gentlemen:

On behalf of our client, Graphex Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 referred to above (the “Registration Statement”) contained in the Staff’s letter dated June 22, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting the revised Registration Statement (the “Revised Registration Statement”) to the Commission together with this response letter. The Revised Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff ’s comment. Each of the responses is based on specific information that has been provided by the Company to us specifically for this letter. For convenience, the each of the Staff’s comments in the Comment Letter is repeated below in bold and italic font, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement where the revised language addressing a particular comment appears.

Prospectus Summary, page 1

1.            You state that references to the "PRC" or "China" refer to the "People’s Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau." Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

RESPONSE

The Company appreciates the Staff’s comments and notes that there are many and significant differences between the People’s Republic of China and Hong Kong, which is the location and jurisdiction of the Company’s headquarters, including but not limited to the fact that Hong Kong has independent executive, judicial and legislative systems. These differences are reflected by customary reference regarding the relationship of the PRC and Hong Kong as “one country, two systems”. Under this system, Hong Kong exercises a high degree of autonomy while preserving its own economic and social systems, and common law system. In light of these significant difference, the Company believes that it would not be appropriate to revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your prospectus accordingly. The Company has reviewed the disclosures regarding Hong Kong, including with its Hong Kong counsel, and throughout the prospectus and believes that the disclosures, as amended, addresses the sample letter to China-based companies available on the Commission’s website.

Exhibit 23.1, page 100

2.            Please obtain and file a revised auditor's consent that reflects the current amendment number and the appropriate audit report date.

We appreciate the Staff’s comments and exhibit 23.1 to the Revised Registration Statement has been appropriately corrected.

Exhibits

3.            Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 10.4 is not in text-searchable format.

We appreciate the Staff’s comments, and the referenced exhibit has been replaced with a text-searchable format document.

Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris, Partner

Enclosure

cc: Andross Chan

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